DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

NoAct
RE 12-23-02

03016557

March 3, 2003

Eugene A. Friedman
First Mariner Bancorp
1801 South Clinton Street
Baltimore, MD 21224

Act 1934
Section
Rule 14A-8
Public Availability 3/3/2003

Re: First Mariner Bancorp
Incoming letter dated December 23, 2002

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

Dear Mr. Friedman:

This is in response to your letter dated December 23, 2002 concerning the shareholder proposal submitted to First Mariner by John F. Maas. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John F. Maas
2103 Aspen Drive
Plainsboro, NJ 08536

1ST MARINER BANCORP

December 23, 2002

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: First Mariner Bancorp
Shareholder Proposal Submitted by John F. Maas

Ladies and Gentlemen:

On November 1, 2002, John F. Maas submitted a shareholder proposal, which he sought to have included in the proxy materials (the "2003 Proxy Materials") and submitted to a vote of the stockholders of First Mariner Bancorp (the "Corporation") at the Corporation's 2003 Annual Meeting of Stockholders (the "2003 Annual Meeting"). On November 26, 2002, Mr. Maas re-submitted his shareholder proposal to be included in the 2003 Proxy Materials, revising his supporting statement to the proposal (the "Proposal").

For the reasons set forth below, the Corporation intends to omit the Proposal from it's 2003 Proxy Materials, or in the alternative, omit certain portions of the supporting statement to the Proposal from its 2003 Proxy Materials. On behalf of the Corporation, we respectfully request the concurrence of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action if the Corporation omits the Proposal, or in the alternative, omits the objectionable portions in the supporting statement.

Exhibits and Copies

Pursuant to Rule 14a-8(j), promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing on behalf of the Corporation are six additional copies of this letter, as well as a receipt copy, and six copies of the letter dated November 26, 2002 from John Maas to the Corporation, attaching his proposal and revised supporting statement, marked as Exhibit A to this letter.

A copy of this letter is also being sent to Mr. Maas as notice of the Corporation's intent to omit the Proposal or, in the alternative, a portion of the supporting statement to the Proposal from the 2003 Proxy Materials.

1801 South Clinton Street ∞ Baltimore, Maryland 21224 ∞ Telephone: (410) 342-2600 ∞ Fax: (410) 563-1594

<u>The Proposal</u>

Mr. John F. Maas, a shareholder of the Corporation, by letter dated November 26, 2002, submitted for inclusion in the 2003 Proxy Materials, a proposal and a statement in support of his proposal. The Proposal recommends that the Board of Directors adopt a policy prohibiting the same individual from holding the positions of both Chairman of the Board and Chief Executive Officer ("CEO"), as is currently held by Edwin F. Hale, Sr., the current Chairman and CEO and the Corporation's largest shareholder, and that the Chairman be an independent, outside director.

The following is the text of the Proposal and the supporting statement as it currently stands:

> RESOLVED: That the shareholders of First Mariner Bancorp (FMB) request that the Board of Directors adopt a policy that, effective at the end of the current Chief Executive Officer's employment agreement, the Chairman of the Board and Chief Executive Officer (CEO) be two different individuals and that the Chairman be an independent director, elected by the directors. This proposal will not affect the unexpired terms of Directors elected to the Board at or prior to the upcoming annual meeting.
>
> SUPPORTING STATEMENT
>
> This proposal received 525,845 or 17% at last years Annual meeting.
>
> The recent publicized corporate governance failures underscore the need for decisive action to require more accountability at publicly held companies. Congress and various Regulators have taken action to strengthen corporate governance.
>
> The Corporate Governance Center at Kennesaw State recently outlined principles that could serve as the foundation of sound corporate governance. The Institute of Internal Auditors endorsed these principles in a position paper presented to Congress in April 2002. One of the Principles enunciated is that the role of Board Chairperson and CEO be separate.
>
> North Carolina Treasurer Richard Moore on 7/1/2002 stated, "Many recent incidents on Wall Street demonstrate the potential

adverse consequences of conflicts of interest and insufficient corporate governance controls."

Despite this Clarion call for strong corporate governance, various actions by FMB seem to me to be moving FMB in the opposite direction.

The by-laws of FMB contained provisions that in the past, FMB did not follow. Rather than following them, the Board changed them after the last Annual Meeting.

- The by-laws of the Corporation provided that the President should be the CEO. This provision was not followed. But rather than follow the provision, the Board changed it as of September 17, 2002. Now the Chairman in the CEO. If the Company had followed the provision in the past, my proposal might be moot.

- Past Meetings of stockholders have not been conducted in accordance with the by-laws of the bank that required that the President preside over the Stockholders' meeting. Rather than follow the By-law, the Board changed it.

In addition, subsequent to the last Annual Meeting, Sections containing over 2000 words were added to the By-laws that in my opinion put new limitations on shareholders.

Furthermore, although not required, over the past few years, FMB has not presented for Shareholder ratification the selection of outside auditor although this has been done in the past and is a common practice by publicly traded companies.

I believe that my proposal is one step that can be taken to strengthen corporate governance at FMB.

When a board's chairperson is also an officer, employee, or closely related to the company's management, I believe it is difficult for that person to objectively perform the monitoring and evaluation function required of the Board.

I believe that an independent chairperson would ensure that the interests of shareholders are served, rather than the interests of management. Through this proposal, I seek to promote strong, objective leadership on the board.

Discussion

We respectfully submit that the Proposal and the supporting statement of the Proposal may be omitted pursuant to Rules 14a-8(i)(3),(4) and (8).

The Proposal should be excluded pursuant to Rule 14a-8(i)(4)

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by other shareholders at large." Under Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4), the Commission stated that even proposals presented in broad terms in an effort to suggest that they are of general interest to all shareholders may nevertheless be omitted from a proxy statement when prompted by personal concerns (Securities Exchange Act Release No. 34-19135, October 14, 1982). The predecessor Rule 14a-8(c)(4) was designed to prevent shareholders from abusing the share owner process to achieve personal ends not necessarily in the common interest of other shareholders. (Securities Exchange Act Release No. 34-20091, August 21, 1983.)

This is Mr. Maas' third shareholder proposal submitted in the past three years. Last year, Mr. Maas submitted a proposal identical to the current Proposal, which was defeated by the shareholders.

Over the past three years, Mr. Maas has consistently expressed his objection and dissatisfaction with Mr. Hale. This was manifested by his unending attacks, challenges and questions designed to embarrass Mr. Hale, attack his leadership of the Corporation and repeatedly question corporate actions. For example, at the Corporation's 2000 Annual Meeting, Mr. Maas had a lengthy list of accusatory questions directed at Mr. Hale and the decisions of and disclosures by management. Thereafter, in August 2000, Mr. Maas attacked the Corporation's decision to change its independent auditors without seeking shareholder approval (shareholder approval was not required). On several occasions, Mr. Maas has demanded that the Corporation provide him a written explanation of the Corporation's reasons for making its selection of its new auditors and why shareholder approval was not sought. He raises the auditor appointment issue again in the supporting statement to his Proposal.

Then, for the Corporation's 2001 Annual Meeting, Mr. Maas submitted a shareholder proposal to declassify the Corporation's staggered board. In the initial proposal, Mr. Maas made reference to a "conflicts of interest and minimal commitment on the First Mariner board." Mr. Maas subsequently agreed to delete the reference to a "minimal commitment." That proposal was defeated by the shareholders at the 2001 Annual Meeting by an overwhelming shareholder vote. Furthermore, at that meeting, Mr. Maas attempted to ask a series of long questions (seven pages in length) aimed at embarrassing Mr. Hale by demonstrating, in Mr. Maas' perspective, that despite the Corporation's improved financial and operating performance, the Corporation was not as successful as Mr. Hale (and the audited financial statements) reported.

Later, at a private meeting arranged for Mr. Maas with Mr. Mark Keidel, the Corporation's Chief Financial Officer, Mr. Hale entered the meeting and challenged Mr. Maas' motives. Mr. Maas responded that Mr. Hale was unfit to run a public company. A colorful exchange followed. Later that same day, the Corporation received from Mr. Maas his proposal for the 2002 Annual Meeting of Shareholders that is identical to the Proposal that is the subject of this letter, which failed to receive the requisite votes to pass at the Annual Meeting.

Mr. Maas has repeatedly attempted to obtain, and has demanded that the Corporation provide him with, copies of a memorandum of understanding between the Corporation and its regulators. The Corporation has repeatedly informed Mr. Maas that federal and state banking regulators consider such memoranda of understanding as confidential and privileged supervisory information that generally is not disclosed to the public, including shareholders. Despite numerous exchanges of that nature, on September 13, 2001, Mr. Maas, in one of his many of telephone calls to the Corporation, demanded copies of such agreements and threatened to take legal action if the officers failed to satisfy his request. During one of these calls, Mr. Maas told Mr. Keidel (the CFO) that he believes that Mr. Hale is using the Corporation as his "personal pocketbook" for his own personal benefit, and referred to a member of the Board as Mr. Hale's "henchman." Mr. Maas again told Mr. Keidel that he believes Mr. Hale is not fit to run a public company.

Mr. Maas has also sent letters to the Corporation demanding access to and copies of the Corporation's internal projections and estimates, and for information that is otherwise material and non-public. The Corporation's officers tried to explain that if such data was provided to Mr. Maas, that would be deemed to be selective disclosure, which is prohibited under Regulation FD. In July 2002, Mr. Maas sent an email to Mr. Keidel with a lengthy list of questions regarding the Corporation's formation of Finance Maryland, LLC, a consumer finance company, which requested information that was not available to the general public.

This Proposal is merely another attempt by Mr. Maas to further his personal interest in attacking Mr. Hale by using the Corporation's 2003 Annual Meeting as a forum for his personal vendetta.

That this is a personal dispute is demonstrated by the supporting statement itself. The last paragraph of the supporting statement states that an independent chairperson "would ensure that the interests of shareholders are served, rather than the interests of management." He implies that

Mr. Hale is acting to benefit his own interests rather than serving the best interests of the shareholders, despite the fact that Mr. Hale is the largest shareholder of the Corporation.

The Staff has taken the position that "the shareholder process may not be used as a tactic to redress a personal grievance, even if a proposal is drafted in such a manner that it could be read to relate to a matter of general interest." See *Phillips Petroleum Co.* (January 7, 2000), *US West, Inc.* (December 2, 1998). The Corporation believes that the Proposal is not intended to benefit the shareholders generally but is based upon Mr. Maas' personal grievance against Mr. Hale. Notwithstanding the gravity with which the Corporation views the new corporate governance standards and the measures implemented by the Corporation, in his supporting statement, Mr. Maas goes so far as to accuse the Company of "moving in the opposite direction" of good corporate governance.

We therefore request that the Staff concur that the Proposal may be excluded from the 2003 Proxy Materials under Rule 14a-8(i)(4) because it is based upon a personal grievance Mr. Maas has against Mr. Hale.

The Proposal should be excluded pursuant to Rule 14a-8(i)(8)

Rule 14a-8(i)(8) permits a registrant to omit a shareholder proposal if the proposal "relates to an election for membership on the company's board of directors or analogous governing body." The Corporation's current CEO, Mr. Edwin F. Hale, Sr., also serves as Chairman of the Board of Directors with a three year director term that expires at the Corporation's 2005 Annual Meeting. It is highly likely that consistent with the Corporation's historical business practices, the CEO will again be nominated by the Board of Directors for election by the shareholders as Chairman of the Board at the 2005 Annual Meeting. If the Proposal is implemented, the Chairman of the Board would have to be an independent director, and as an affiliate of the Corporation, Mr. Hale would be precluded from serving as the Chairman.

Moreover, the Proposal is vague and ambiguous, and is indeed flawed, because it states that it would take effect "at the end of the current Chief Executive Officer's employment agreement." Considering how much scrutiny Mr. Mass has given to the Corporation's public filings, it is surprising that he is unaware that Mr. Hale does not have an employment agreement with the Corporation, as any such agreement would be required to be disclosed to the public and filed with the SEC. Therefore, it is impossible for the Board to implement the Proposal at the end of the term of an employment agreement that does not exist. It is not clear whether the Proposal would apply at the 2005 Annual Meeting, when Mr. Hale will be up for reelection as Chairman of the Board, or at some other unspecified time.

In addition, the supporting statement questions the business judgment of Mr. Hale. The Staff has previously indicated that statements which question the business judgment, competence and service of a corporation's CEO who may stand for reelection as a director at the upcoming annual meeting of shareholders are excludable under Rule 14a-8(i)(8). See *Black and Decker Corp.* (January 21, 1997) and *Great Atlantic & Pacific Tea Company, Inc.* (March 8, 1996).

Finally, in a recent no action letters, *Exxon Mobil Corporation* (March 20, 2002) and *AT&T Corp* (February 13, 2001), the Staff agreed that Exxon Mobil and AT&T, respectively, were each entitled to exclude almost identical proposals under Rule 14-8(i)(8). In each of those situations, a shareholder proposal requested that the Board of Directors adopt a policy to require that any future occupants of the positions of chief executive officer and Chairman of the Board shall not be the same person, and that the chairman shall be an independent director. The Staff found that the proposal, together with the supporting statement, appeared to question the business judgment of chairmen of the respective companies. Like in Exxon Mobil and AT&T, the Proposal at hand questions the business judgment of the Corporation's Chairman. In the twelfth paragraph of the supporting statement, Mr. Maas questions Mr. Hale's ability to "objectively perform the monitoring and evaluation function required of the Board." The last paragraph states that Mr. Maas believes that "an independent chairperson would ensure that the interests of shareholders are served, rather than the interests of management." This sentence very clearly implies, without any factual foundation, that Mr. Hale and the Board are serving Mr. Hale's own interests rather than the interests of shareholders.

The Board is extremely pleased with Mr. Hale's performance as Chairman and CEO. In its report to shareholders included with the Corporation's 2002 proxy material, the Board Compensation Committee, which is composed entirely of independent directors and evaluates Mr. Hale's performance, strongly endorsed Mr. Hale's leadership and business judgment. The Committee found that during the tenure of Mr. Hale's leadership, the Corporation has realized remarkable growth and increased profitability and that Mr. Hale has been an integral part of the Corporation's sales and marketing efforts, actively participating in the Corporation's marketing strategies and serving as spokesman in the Corporation's radio and television advertising. The Committee also found that Mr. Hale has also been a critical factor in the Corporation's success in raising capital to support its continued growth and that "Mr. Hale's banking experience and credibility in the capital market has been instrumental in successful capital raising efforts in 1995, 1998, and most recently during the fourth quarter of 2000."

Mr. Maas is free to disagree with Mr. Hale's business decisions and to oppose his reelection as Chairman when he is up for reelection in 2005, but a shareholder proposal questioning the business judgment and service of Mr. Hale as Chairman of the Board and CEO is not the appropriate means for addressing Mr. Maas personal dissatisfaction with Mr. Hale and should be excluded.

We therefore request that the Staff concur that the Proposal may be excluded from the 2003 Proxy Materials under Rule 14a-8(i)(8) because it relates to an election to the Corporation's Board of Directors.

The Proposal May be Omitted Under Rule 14a-8(i)(3) Because the Proposal is Contrary to the Commission's Proxy Rule 14a-9

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy soliciting materials. Rule 14a-9 provides that no solicitation may be made "by means of any proxy statement . . . containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

In interpreting Rule 14a-8(c)(3), the Staff has repeatedly acknowledged that a stockholder's proposal may be omitted if it is "so vague and indefinite" that the stockholders voting on the proposal or the company would not be able to determine "with reasonable certainty" what action or measure the company would be required to take in the event the proposal were to be implemented. *See, e.g., Fibreboard Corporation* (February 21, 1991). The Proposal requests that the policy should become effective "at the end of the current Chief Executive Officer's employment agreement." However, as stated above, Mr. Hale does not have an employment agreement with the Corporation and therefore the Corporation would have no means of determining when the policy should take effect.

Moreover, the Corporation believes that the Proposal is false and misleading, and should be omitted on that ground. This is apparent from the fifth paragraph of the supporting statement, Mr. Maas states "Despite this Clarion call for strong corporate governance, various actions seem to me to be moving FMB in the opposite direction." This sentence is not only misleading, it borders on being defamatory. Mr. Maas appears to be accusing the Corporation of moving toward lax governance standards and lack of principles. He offers no support for this, and no issues have been raised about the Corporation's governance practices. This is inappropriate and unacceptable, and Mr. Maas should not be permitted to stain our proxy statement or blot our company's good name.

Furthermore, the following statements should be omitted from the supporting statement to the Proposal pursuant to Rule 14a-8(i)(3) because they are false, misleading, unsupported and potentially impugning to the character and integrity of the Corporation's directors contrary to the Commission's proxy rules:

1. In the second paragraph, Mr. Maas states that the "recent publicized corporate failures underscore the need for decisive action to require more accountability at publicly held companies." This statement is confusing and misleading for several reasons. First, he does not cite any source or provide any evidence that there is a need for decisive action regarding public company accountability. Second, his use of the word "accountability" is very vague—accountability with respect to what? Third, Mr. Maas' focus on the need for accountability due to

the recent public company failures has nothing to do with the separation of the positions of Chairman and CEO, and he does not offer any support as to why the separation of these positions will result in greater accountability. In fact, when the "corporate governance failures" of Worldcom, Inc. and Global Crossing, Ltd. each came into the public light, the CEO and Chairman of each entity had been two separate individuals. So, separating these positions will not necessarily lead to greater corporate governance, as suggested by Mr. Maas.

2. In the third paragraph of the supporting statement, refers to "recently outlined principles" from the Corporate Governance Center at Kennesaw State that could serve as the foundation of sound corporate governance. Mr. Maas provides no citation or context for these recently outlined principles. He points out that one of these principles that could serve as the foundation for sound corporate governance is that the role of Chairman and CEO be separate. Mr. Maas is implying that the Corporation does not presently have "sound corporate governance" because the Chairman and CEO are the same individual.

3. In the fourth paragraph of the supporting statement, Mr. Maas quotes the Treasurer of North Carolina that "many incidents on Wall Street demonstrate the potential adverse consequences of conflicts of interest and insufficient corporate governance controls." This statement does not provide any support for the proposal that the offices of Chairman of the Board and CEO be held by separate individuals. The statement is misleading because it implies that that Mr. Hale has conflicts of interest with the Corporation and that the Corporation has insufficient corporate governance controls. In addition, why does a random statement from the Treasurer of North Carolina, provided without any context, have any impact on the corporate governance of a Maryland corporation?

4. As pointed out above, Mr. Maas' assertion in the fifth paragraph of the supporting statement that the Corporation is moving in the opposite direction of strong corporate governance is false and very misleading. The Corporation is extremely committed to complying with all of the new corporate governance standards, and to suggest otherwise is deceptive to the shareholders. Mr. Maas does not cite any valid instances of the Corporation's lack of strong corporate governance standards. The fifth paragraph should be deleted because it is not only misleading, but it is damaging to the Corporation's reputation.

5. In the sixth through eighth paragraphs of the supporting statement, Mr. Maas references certain technical corrections that were made to the Corporation's bylaws. To keep the bylaws consistent with the Corporation's corporate practice, the Board of Directors amended the bylaws to provide that the Chairman rather than the President run the meetings of shareholders and that the CEO rather than the President shall be Chairman of the Board. Citing these technical corrections to the bylaws as evidence of poor corporate governance is so out of proportion that doing so is in fact misleading—it is as ridiculous as stating that a director is unfit to serve on a board because he was convicted of a minor traffic violation. Additionally, changing the bylaws to conform then to the corporation's practice has no relevance or support for the Proposal to

separate the positions of CEO and Chairman. Mr. Hale cannot unilaterally change the bylaws. This was a decision made by the entire Board.

Mr. Maas' statement in the sixth paragraph is also inaccurate. He states that the bylaws were changed after the last Annual Meeting. Although the amendment and restatement of the bylaws was made effective as of September 17, 2002, the Corporation amended the bylaw provision regarding the presiding officer at shareholder meetings on March 19, 2002, which was before the Annual Meeting. The Corporation reported the bylaw change on its Form 10-Q for the quarter ended March 31, 2002, which was filed after the meeting, but the change was in fact made prior to the meeting, and therefore, the 2002 Annual Meeting was conducted in accordance with the bylaws.

Therefore, the sixth through eighth paragraphs discussing the bylaw amendments should be deleted because they are confusing, misleading and irrelevant to the Proposal.

6. In the tenth paragraph, Mr. Maas again harps on the Corporation's decision to appoint its outside auditor without shareholder approval. Shareholder approval of the auditor appointment has never been required. The Corporation has an Audit Committee, comprised entirely of independent directors, which has the responsibility of approving the appointment of the Company's auditors. Mr. Maas states that obtaining approval of the shareholder for the selection of the outside auditors is a "common practice by publicly traded companies." Mr. Maas offers no support to his assertion that shareholder ratification is a common practice. In fact, many public companies appoint their independent auditors without obtaining shareholder approval or ratification. The Corporation's selection of its outside auditors without shareholder approval has nothing to do with, and offers no support for the Proposal to separate the Chairman and CEO positions and therefore is confusing, unsupported and misleading, and should be omitted.

7. The penultimate paragraph of the supporting statement is confusing and misleading. Mr. Maas states that when a board's chairperson is also an officer, employee, or closely related to management, he believes that it is difficult for that person to "objectively perform the monitoring and evaluation function required of the Board." Not only does the statement imply that Mr. Hale is not objective in the performance of his duties, but it implies that Mr. Hale is the only member of the Board that performs the monitoring and evaluation functions of the Board. There are 15 members of the Board, and only 3 of the 15 directors are non-independent under the Commission's and Nasdaq's rules. Moreover, the Board's Compensation Committee and Audit Committee are also comprised solely of independent directors. The full Board's ability to objectively perform its "monitoring and evaluation functions" is not affected by Mr. Hale's status as Chairman and CEO.

8. As pointed out above, the first sentence of the final paragraph of the supporting statement states that Mr. Maas believes that an independent chairperson would ensure that the interests of shareholders are served, rather than the interests of management. The final sentence

states that through the Proposal, Mr. Maas seeks to promote strong, objective leadership on the Board. Mr. Maas' statements are clearly misleading, as Mr. Maas cannot demonstrate that (i) interests of the shareholders are not already being served, (ii) that management's interests are being served over the interests of shareholders, and (iii) there is not already a strong, objective leadership on the Board. Furthermore, the first sentence very clearly implies that the Board is serving the interests of management over the interests of the shareholders and therefore has forsaken its fiduciary obligations to shareholders required by Maryland law.

Rule 14a-8(i)(3) states that if the supporting statement contravenes the Commission's rules, including Rule 14a-9, the statement may be excluded. Among those materials that may be within the meaning of Rule 14a-9 (Note b) are any "which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The final paragraph of Mr. Maas' supporting statement impugns the character and integrity of Mr. Hale and the rest of the Corporation's Directors.

9. The first sentence of the last paragraph is also misleading because Mr. Maas has no way of knowing whether an independent chairperson would ensure that the interests of shareholders are served rather than the interests of management. Nor does he even advise that there may be adverse consequences to such action. For example, Mr. Maas fails to note that a heavily invested management aligns the interests of management with those of the shareholders. As the Corporation's largest shareholder, owning 20% of the common stock, surely Mr. Hale has at least the same shareholder interests.

10. Mr. Maas' supporting statement consists of 13 paragraphs. Only the last sentence of the third paragraph and last two paragraphs even address the issue of a separate Chairman and CEO. The inclusion of irrelevant issues and misleading allegations in Mr. Maas' supporting statement incites shareholders rather than educating them on the advantages or disadvantages of a separate Chair and CEO. Mr. Maas has chosen to use a shareholder proposal to criticize the Board for amending the Corporation's bylaws--an action that is entirely within the Board's discretion--and for selecting its outside auditors without obtaining shareholder approval, which is not required.

We therefore request that the Staff concur that the Proposal, or in the alternative, the above-cited portions of the supporting statement, may be excluded from the 2003 Proxy Materials under Rule 14a-8(i)(3) as they violate the prohibition of Rule 14a-9 against materially false and misleading statements in proxy soliciting materials.

Conclusion

For all of the above reasons, the Corporation believes that the Proposal and supporting statement should be omitted from the 2003 Proxy Materials pursuant to Rules 14a-8(i)(3), (4) and (8). In the alternative, the Corporation believes that the referenced paragraphs of the supporting statement may be properly excluded from the Corporation's 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) because they are vague, misleading and potentially impugning to the character and integrity of the Corporation's directors contrary to the Commission's proxy rules.

We therefore request the confirmation of the Staff that it will not recommend enforcement action to the Commission if the Corporation omits the Proposal and the supporting statement of the Proposal from the 2003 Proxy Materials, or in the alternative, deletes the referenced paragraphs of the supporting statement.

Should the Staff disagree with our conclusions as set forth in this letter or require any additional information in support of the Corporation's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed self-addressed stamped envelope. The Corporation plans to begin mailing its 2003 Proxy Materials on or about April 4, 2003 for its meeting to be held on or about May 6, 2003. Accordingly, we would appreciate receiving the Staff's response as promptly as practicable.

If you have any questions concerning the enclosed materials, please contact the undersigned at 410-558-4169. Thank you for your timely consideration of this matter.

Very truly yours,

Eugene A. Friedman

cc: Joseph A. Cicero
Abba David Poliakoff
John F. Maas

LTR1272-C634-01

EXHIBIT A

JOHN F. MAAS CCE, CEPC
2103 Aspen Drive
Plainsboro, NJ 08536
609.799.7564
E MAIL jomaas@worldnet.att.net or
jmaas@Princeton.EDU

November 26, 2002

Mr. Eugene A. Friedman, Secretary
Board of Directors
First Mariner Bancorp
3301 Boston Street
Baltimore, MD 21224

Dear Mr. Friedman,

As you know, I submitted a Shareholder's Proposal for inclusion in the next proxy statement of the Bank. I submitted the proposal November 1, 2002 together with the related information regarding stock ownership. As I am sure you are aware, subsequent to my submission, the Bank filed its 10Q for the period ending 9/30/02. The 10Q filed November 14, 2002 revealed that there had been several changes in the By-laws.

The changes in the By-laws, which were disclosed subsequent to my submission of the Proposal, require that changes be made in the proposal. Accordingly, I am submitting a revised proposal. Please note the proposal itself has not changed. The Supporting Statement has changed to reflect the recent disclosures.

Also, at this time, if you would like, I will submit the Proposal to the SEC for their review. This way the Bank can save money on legal fees.

There have been no changes in my stock holdings since my letter of November 1, 2002. I intend to continue to hold my shares through the Annual Meeting.

Sincerely,

John F. Maas

STOCKHOLDER PROPOSAL

RESOLVED:
That the shareholders of First Mariner Bancorp (FMB) urge the Board of Directors to adopt a policy that, effective at the end of the current Chief Executive Officer's employment agreement, the Chairman of the Board and Chief Executive Officer (CEO) be two different individuals and that the Chairman be an independent director, elected by the directors. This proposal will not affect the unexpired terms of Directors elected to the Board at or prior to the upcoming annual meeting.

SUPPORTING STATEMENT

This proposal received 525,845 or 17% at last years Annual meeting.

The recent publicized corporate governance failures underscore the need for decisive action to require more accountability at publicly held companies. Congress and various Regulators have taken action to strengthen corporate governance.

The Corporate Governance Center at Kennesaw State recently outlined principles that could serve as the foundation of sound corporate governance. The Institute of Internal Auditors endorsed these principles in a position paper presented to Congress in April 2002. One of the Principles enunciated is that the role of Board Chairperson and CEO be separate.

North Carolina Treasurer Richard Moore on 7/1/2002 stated, "Many recent incidents on Wall Street demonstrate the potential adverse consequences of conflicts of interest and insufficient corporate governance controls."

Despite this Clarion call for strong corporate governance, various actions by FMB seem to me to be moving FMB in the opposite direction.

The by-laws of FMB contained provisions that in the past, FMB did not follow. Rather than following them, the Board changed them after the last Annual Meeting.

- The by-laws of the Corporation provided that the President should be the CEO. This provision was not followed. But rather than follow the provision, the Board changed it as of September 17, 2002. Now, the Chairman is the CEO. If the Company had followed the provision in the past my Proposal might be moot.

- Past Meetings of stockholders have not been conducted in accordance with by-laws of the bank that required that the President preside over the Stockholders' meeting. Rather than follow the By-law, the Board changed it.

In addition, subsequent to the last Annual Meeting, Sections containing over 2000 words were added to the By-laws that in my opinion put new limitations on shareholders.

Furthermore, although not required, over the past few years FMB has not presented for Shareholder ratification the selection of outside auditor although this had been done in the past and is a common practice by publicly traded companies.

I believe that my proposal is one step that can be taken to strengthen corporate governance at FMB.

When a board's chairperson is also an officer, employee, or closely related to the company's management, I believe it is difficult for that person to objectively perform the monitoring and evaluation function required of the Board.

I believe that an independent chairperson would ensure that the interests of shareholders are served, rather than the interests of management. Through this proposal, I seek to promote strong, objective leadership on the board.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: First Mariner Bancorp
Incoming letter dated December 23, 2002

The proposal urges the board of directors to adopt a policy, in a manner that does not affect the unexpired terms of directors, that the Chairman of the Board and the Chief Executive Officer be two different individuals and that the Chairman be an independent director elected by the directors.

We are unable to concur in your view that First Mariner may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the following must be deleted:

- the phrase that begins "effective at the end . . ." and ends ". . . employment agreement"; and
- the discussion that begins "North Carolina . . ." and ends ". . . publicly traded companies."

Accordingly, we will not recommend enforcement action to the Commission if First Mariner omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that First Mariner may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that First Mariner may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that First Mariner may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that First Mariner may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Katherine W. Hsu
Attorney-Advisor